UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-36734

CIPHER PHARMACEUTICALS INC.

(Translation of registrant’s name into English)

2345 Argentia Road, Suite 100A

Mississauga, Ontario

L5N 8K4

(905) 602-5840

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

99.1	News Release Dated November 29, 2016 - Cipher Pharmaceuticals Announces Plans to Voluntarily Delist from NASDAQ

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2016

CIPHER PHARMACEUTICALS, INC.

By:	/s/ Stephen Lemieux
Stephen Lemieux
Chief Financial Officer